# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Allogene Therapeutics, Inc., CIK 0001737287
CUSIP: 019770106
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 210 EAST GRAND AVENUE, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001910456

## Reporting persons
- Lynx1 Capital Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,874,723; sole dispositive power 0; shared dispositive power 10,874,723; aggregate amount beneficially owned 10,874,723 (5.2% of the class)
- Weston Nichols: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 10,874,723; sole dispositive power 0; shared dispositive power 10,874,723; aggregate amount beneficially owned 10,874,723 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Allogene Therapeutics, Inc.
Address of issuer's principal executive offices: 210 East Grand Avenue, South San Francisco, California 94080

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Lynx1 Capital Management LP (the "Investment Manager"), a Delaware limited partnership, and the investment manager to Lynx1 Master Fund LP (the "Lynx1 Fund"), with respect to the shares of common stock, par value $0.001 per share ("Common Stock") of Allogene Therapeutics, Inc., a Delaware corporation (the "Company") directly held by the Lynx1 Fund; and

(ii) Mr. Weston Nichols ("Mr. Nichols"), the sole member of Lynx1 Capital Management GP LLC, the general partner of the Investment Manager, with respect to the shares of Common Stock directly held by the Lynx1 Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence:
Lynx1 Capital Management LP
151 Calle de San Francisco
Suite 200, PMB 1237
San Juan, PR 00901-1607

Weston Nichols
c/o Lynx1 Capital Management LP
151 Calle de San Francisco
Suite 200, PMB 1237
San Juan, PR 00901-1607
Citizenship:
Investment Manager - Delaware
Mr. Nichols - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 209,672,091 shares of Common Stock outstanding as of November 1, 2024, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on November 7, 2024.
Percent of class: 5.2
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Lynx1 Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lynx1 Capital Management LP: /s/ Weston Nichols, By: Lynx1 Capital Management GP LLC, General Partner, By: Weston Nichols, Sole Member (02/14/2025)
- Weston Nichols: /s/ Weston Nichols, Weston Nichols, Individually (02/14/2025)
Comment: Exhibit 99.1: Joint Filing Agreement